January 21, 2010

Scott E. Sayre
Vice President – General Counsel & Secretary
Viad Corp
1850 North Central Avenue, Suite 800
Phoenix, Arizona 85004

> **Re:** **Viad Corp**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 3, 2009**
> **File No. 001-11015**

Dear Mr. Sayre:

We have reviewed your response to our comment letter dated December 29, 2009. We have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

Executive Compensation, page 12

1. We note your response to prior comment four from our letter dated December 29, 2009. You indicate that you will, in future filings, make it clearer that Viad does not use a set of identified comparator or peer companies in connection with your executive compensation decision making process. Please also disclose, as you indicate in your response, that you review compensation data from general market surveys for companies that have annual revenues roughly similar to Viad's annual revenues (recently, companies with annual revenues in the range of $500 million to $1 billion), without regard to company name or the industry in which the entity operates.

2.   We note your response to prior comment five from our letter dated December 29, 2009 and your indication that you do not believe that disclosure of specific targets is material to an investor's understanding of the plans, the Company's compensation policies and decisions, or the named executive officers' compensation. Please tell us why you believe that disclosing such amounts is not material to an investor's understanding. We may have further comment. Refer to Instruction 2 to Item 402(b) of Regulation S-K and Question 118.02 and Response 217.11 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov. In any event, please provide us with a sample of what your proposed disclosure will look like as revised.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director